November 3, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Office Manufacturing and Construction
Ameen Hamady, Staff Accountant
Jeanne Baker

Re:	PolyOne Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 1-16091

Ladies and Gentlemen:

PolyOne Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 20, 2015, with respect to the Company’s Annual Report on Form 10-K for the period ended December 31, 2014 filed February 13, 2015 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the period ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

Segment Information, page 23

1.

We note your discussion and analysis of income tax expense from continuing operations for fiscal years 2014 and 2013 on page 23. Based on your effective tax rate reconciliation within Note 14, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences on rates of foreign operations changed from an additional expense of $1.2 million or a 0.8% increase to your effective tax rate in 2013 to an income tax benefit of $5.4 million or 6.1% decrease to the effective tax rate in 2014. Additionally, please expand your current discussion to explain in detail the 15.2%

Securities and Exchange Commission

November 3, 2015

decline in your effective income tax rate for 2014 related to your investments in certain foreign affiliates. The disclosure should fully explain why your effective tax rate changed from 38.5% in 2013 to 12.7% in 2014. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the Staff’s comments and has expanded its discussion and analysis of the material factors affecting the effective tax rate for the three and nine months ended September 30, 2015 and 2014 within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its Form 10-Q for the quarterly period ended September 30, 2015 filed on October 27, 2015 (the “Form 10-Q”).

Specifically related to the factor captioned “investment in certain foreign affiliates,” we explained that these tax benefits related to the write-off of our investment in certain Brazil subsidiaries for tax purposes and operating losses primarily as a result of restructuring actions to close certain Brazil facilities.

With respect to the factor captioned “differences in rates of foreign operations” in our Form 10-K for the period ended December 31, 2014, the favorable change between years was primarily the result of foreign tax law changes in several jurisdictions resulting in a favorable year-over-year variance of $2.9 million and certain foreign tax planning actions put in place in 2014 resulting in a $3.0 million favorable year-over-year variance.

In future filings, we will include a more comprehensive analysis of the other factors impacting our effective income tax rate so that readers can better understand the variances and assess the continuing impact. Consistent with this, as noted above, we expanded the discussion of our effective tax rate in our most recent Form 10-Q. In addition to the explanation related to certain foreign investments affecting the 2014 effective tax rate, we included a table and related narrative for each of the material factors impacting the effective income tax rate for the periods presented. We will continue including such disclosures when relevant in future filings.

2.	Please quantify the extent to which increases/decreases in volumes sold and prices contributed to changes in revenues and income before taxes for consolidated and segment results during each period presented and discuss the factors that resulted in such increases/decreases. In that regard we note that your existing disclosures refer to the impact by attributing the changes to revenues and operating income by referring to an aggregated favorable price and mix without quantifying the impact for each. Refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

Securities and Exchange Commission

November 3, 2015

Response:

We acknowledge the Staff’s comment and note that within the recently filed Form 10-Q, we have added additional disclosure quantifying the extent to which increases/decreases in volumes sold and price and mix contributed to changes in revenues and operating income and plan to include similar changes within future filings, including revising the discussion within the MD&A as it relates to 2014 and 2013 periods within the Form 10-K, for the year-ending December 31, 2015 (the “2015 Form 10-K”). With respect to how volume and price and mix impact results, we are providing the following background.

Volume

Where we can quantify volume and we believe that it is useful information for investors, we will include such information in future filings. For example, related to the portion of the acquired Spartech business that is included within the Global Color, Additive and Inks segment, the Company’s year-over-year volume related to this business has declined as a result of the integration of this business into PolyOne. In this instance, we will include such disclosure in our future filings to the extent material. As an example, we have included the following disclosures within the most recently filed Form 10-Q.

Form 10-Q Excerpt

Global Color, Additives and Inks

Sales decreased $12.1 million, or 5.7%, in the third quarter of 2015 compared to the third quarter of 2014 primarily due to unfavorable foreign exchange rate impacts of 7.0% and 2.2% due to lower volume from the integration of the legacy Spartech business. Partially offsetting these items were sales increases of 4.3% due to the Accella acquisition. Sales decreased $34.5 million, or 5.2%, in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 primarily due to unfavorable foreign exchange rate impacts of 7.1% and 2.4% due to lower volume from the integration of the legacy Spartech business. Partially offsetting these decreases were sales increases of 4.1% due to the Accella acquisition.

Additionally, we are also able to quantify volume for our Distribution business. Please see an excerpt of how we disclosed the impacts of sales volume for our Distribution segment in the most recently filed Form 10-Q.

Form 10-Q Excerpt

PolyOne Distribution

Sales decreased $21.0 million, or 7.5%, in the third quarter of 2015 as compared to the third quarter of 2014. Sales decreased 8.4%, driven primarily by declining hydrocarbon based raw material costs that led to reduced overall average selling prices. Volume increases of 0.9% partially offset this decrease. Sales decreased $59.6 million, or 7.0%, in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. Sales decreased by 6.2% due to declining hydrocarbon based raw material costs that led to reduced overall average selling prices. Lower volumes, primarily associated with customer destocking in the first quarter of 2015, impacted sales 0.8%.

Securities and Exchange Commission

November 3, 2015

As it relates to our Global Color Additives and Inks segment, due to technology and innovation changes, management does not view volume as a key indicator of performance for this segment and the units of measure are not the same for all products which makes it difficult to do a traditional volume calculation. Specifically, colorants have historically been delivered to customers in one of three forms: solid pellets, paste and liquid. Customers select the best method of delivery for them based on their end product needs. Increasingly, customers are moving toward liquid as a preferred form. As they do so, what was sold in one year may be drastically different in terms of measure in the next year. There is approximately a 3 to 1 volume ratio in using solid color in comparison to liquid color. So if a customer shifts from solid to liquid, they would be buying approximately one-third the volume of liquid colorant versus solid colorant. However, sales dollars may or may not decline as liquid color can be more expensive on a per pound basis. This shift from solid to liquid also makes it difficult to bifurcate price from mix as it varies from customer to customer. See our discussion below for further detail on price and mix.

Similarly in our Global Specialty Engineered Materials segment, formulated plastics are often sold as pellets, while composite materials are sold as units. Volume of formulated materials is based on weight, whereas volume of composite materials is units. For example, we sell composite materials based on number of units produced, such as paddleboard handles and sucker rods for the oil and gas industry. Further, the composite materials come in a wide variety of shapes and sizes that range from a composite telephone or utility pole to a composite spring for a chair. Also, our portfolio for formulated plastics has a wide array of pricing from $2.00 per pound to $50.00 per pound depending on the specialized materials being used and the end market application. If a customer shifts from traditional plastic to composite materials it is difficult to quantify volume changes because they are not measured on the same basis. This also makes it difficult to bifurcate price from mix and generally we would categorize such a change as mix. See our discussion below for further detail on price and mix.

Further, as noted on page 3 of the Form 10-K, our Global Color Additives and Inks and Global Specialty Engineered Materials segments add value through light-weight applications. While this would be a reduction to sales volume, it may drive increases to our profitability levels by improving mix. As such, this decline in volume would not provide an accurate depiction of changes in volume in a traditional sense whereby product offerings and weight are similar year-over-year.

Securities and Exchange Commission

November 3, 2015

Price and mix

In addressing the Staff’s comment related to quantifying price and mix, we plan to disclose the impact of each in future filings where we can accurately calculate the impact of each and they have a material impact on our results of operations.

It is difficult to split sales changes between “price” versus “mix”; therefore, we analyze and report these items together. As an example, within our Global Color, Additives and Inks segment the complication in splitting out price from mix is that colorant solutions are (1) sold in different forms as discussed above (pellets, paste and liquids) (2) colors are custom formulas with an average transaction size of $7,000 to $8,500 and (3) 40% of sales are from products introduced in the last five years. This means products turn over frequently and in small quantities. When formulas change, so does pricing and it is difficult to discern whether or not the price change is purely price or mix related. Similarly, related to our Global Specialty Engineered materials segment, as noted above, portfolio shifts between formulated plastics and composite materials make it difficult to bifurcate price and mix. Further, we note that we price our product offerings based on value added and do not initiate general price increases across a business. As a result, price changes are less significant to our results of operations and another reason as to why we do not separate price from mix.

In addition to the examples above, as noted on pages 2 and 6 of our Form 10-K, we have over 35,000 product offerings, sold to 10,000 customers and no single customer accounts for more than 2% of consolidated revenues. This combined with our small transaction sizes and turn-over in specialized product offerings are reasons why management often must combine price and mix together and does not split them out.

Impacts of volume and price and mix on income before tax

Finally, in addressing the Staff’s comments on the impacts of volume and price and mix on income before tax, we note that we have incorporated these comments in our most recently filed Form 10-Q and have included excerpts of the Form 10-Q in our response to the third comment below. Please refer to our response to comment number three for further discussion on how we addressed this comment.

3.	Please expand your disclosures to discuss and quantify the main drivers affecting costs and how they impacted operating income during each period presented, as well as management’s expectations of how they may impact future results. For example; we note for the year ended December 31, 2014, your Global Color, Additives and Inks sales decreased 0.2% while operating income increased 20.1%; however there does not appear to be a robust discussion of the reasons for the higher operating income margin. As another example, we note that your Global Specialty Engineered Materials segment sales decreased 2.8% while operating income increased 26.6%. While we note the Company’s disclosures that such changes are due to the margin expansion and the continued initiatives the Company is undertaking, your disclosures should be expanded to discuss and quantify the significant components of your costs that are impacting such margin improvement. In that regard your disclosures should provide an analysis of the changes, and address expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

November 3, 2015

Response:

We have taken the Staff’s comment into consideration with respect to the most recently filed Form 10-Q. For example, in our discussion of changes in operating income for our Global Color, Additives and Inks segment as well as the Global Specialty Engineered Materials segment, we expanded the list of factors driving the changes and quantified the effect of those factors on both the three and nine month periods. In addition, for our Designed Structures and Solutions segment we discussed our expectations of future benefits to be realized related to recent restructuring actions. Below are examples from our most recently filed Form 10-Q. In future filings, the Company will quantify the main drivers affecting cost and will discuss the effect on future operations of known trends and developments affecting those cost drivers, to the extent appropriate.

Form 10-Q Excerpt

Global Color, Additives and Inks

Operating income increased $4.4 million in the third quarter of 2015 as compared to the third quarter of 2014. This increase was driven primarily by an improved cost structure as a result of restructuring actions which reduced costs $2.1 million and improved mix of $3.3 million. Partially offsetting these increases was an unfavorable foreign exchange rate impact of $1.0 million. Operating income increased $9.7 million for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. This increase was driven primarily by an improved cost structure as a result of restructuring actions of $7.0 million and improved mix of $6.9 million. Partially offsetting these increases was an unfavorable foreign exchange rate impact of $4.4 million.

Global Specialty Engineered Materials

Operating income increased $1.6 million in the third quarter of 2015 as compared to the third quarter of 2014. This increase was driven primarily by favorable mix of $1.8 million and lower compensation costs of $0.6 million. Partially offsetting these increases was an unfavorable foreign exchange rate impact of $0.6 million and $0.3 million due to lower volume from legacy Spartech products. Operating income increased $7.6 million for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. This increase was driven by favorable mix of $4.8 million, lower compensation costs of $2.6 million and the benefits realized from the improved cost structure, primarily as a result of restructuring actions, of $1.9 million. Partially offsetting these increases was an unfavorable foreign exchange rate impact of $1.8 million.

Securities and Exchange Commission

November 3, 2015

Designed Structures and Solutions

As noted within Note 4, Employee Separation and Restructuring Costs, to the accompanying consolidated financial statements, as a result of the closure of our Granby location, we expect annual cash savings of approximately $2.0 million beginning in the fourth quarter of 2015.

As further discussed in our response to comment 4 below, we also expanded our discussion of the expected cash savings and cash charges resulting from our restructuring efforts and plant closings. We will continue to expand and refine our discussion of known trends on future operations in future filings.

4.	We note that you recognized material restructuring charges during fiscal years 2013 and 2014 to, in part, improve efficiency and deliver a portion of the anticipated synergy related costs savings in connection with the Spartech acquisition. Please expand your discussion and analysis to include the amount of the anticipated future cost savings at the consolidated and reportable segment levels for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response:

We acknowledge the Staff’s comment and have expanded our discussion of restructuring charges in the most recently filed Form 10-Q. For example, with respect to Spartech, in Note 4 to the unaudited interim financial statements we disclosed anticipated annual savings of approximately $30 million, which will be fully achieved, as anticipated, in 2015 and we do not expect savings in addition to the $30 million in 2016 and beyond. In addition we included the segments for which these benefits are included. We also updated our disclosure related to the restructuring of our operations in Brazil. Additionally, within the MD&A section of the most recently filed Form 10-Q, we have quantified period-over-period savings associated with these restructuring actions for the relevant segments.

Finally, we note that in the third quarter of 2015, we recognized restructuring charges related to the closure of a plant in Granby, Quebec, Canada and have responded to the Staff’s comments within the most recently filed Form 10-Q. Below are related excerpts of the Form 10-Q, including our financial statement footnote and relevant MD&A section.

Securities and Exchange Commission

November 3, 2015

Form 10-Q Excerpt

Note 4 — Employee separation and restructuring costs

In August 2015, PolyOne determined it would close its Granby, Quebec, Canada facility and upgrade certain equipment at other Designed Structures and Solutions segment locations. These actions were taken to streamline production, improve quality and gain operational efficiencies. The Company recognized $10.5 million of charges related to these actions during the three months ended September 30, 2015. These costs include $8.7 million of asset-related charges, including accelerated depreciation and asset write-offs, and cash charges of $1.8 million primarily related to severance. We expect cash savings of approximately $2.0 million annually as a result of these actions, beginning in the fourth quarter of 2015. These savings will be reflected within our Designed Structures and Solutions segment. We expect to incur approximately $3.0 million of additional cash charges, primarily in the fourth quarter of 2015, related to these actions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Designed Structures and Solutions

As noted within Note 4, Employee Separation and Restructuring Costs, to the accompanying consolidated financial statements, as a result of the closure of our Granby location, we expect annual cash savings of approximately $2.0 million beginning in the fourth quarter of 2015.

Finally, we note that on page 27 of the Form 10-K we stated that our expected uses of cash for 2015 included restructuring payments. To the extent material, in future filings, we will quantify the expected restructuring payments along with our expected savings associated with such actions.

Critical Accounting Policies, page 30

Goodwill and Indefinite-lived Intangible Assets, page 31

5.	Your disclosure indicates that the fair value of the majority of your reporting units significantly exceeded the corresponding carrying value. For each reporting unit whose estimated fair value is not substantially in excess of its carrying value, please disclose the following:

•	The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;

•	The degree of uncertainty associated with key fair value assumptions; and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Securities and Exchange Commission

November 3, 2015

Response:

Based on our annual impairment analysis, as of October 1, 2014, our reporting units had fair values that exceed their carrying values ranging from 37% to 655%. One reporting unit’s fair value exceeded its carrying value by 37%; all other reporting units’ fair values exceeded their carrying value by 69% or more. We believe that, as discussed in the next paragraph, none of our reporting units were at risk of impairment. Accordingly, in preparing our Form 10-K for the year ended December 31, 2014, we did not believe additional disclosures were necessary.

We acknowledge that the 37% difference for our one reporting unit is less than any of our other reporting units. However, we believe the amount of the difference is not determinative of any significant risk of impairment. This reporting unit was created as a result of a recent acquisition. Since it was acquired less than three years ago, the difference between its fair value and carrying value has increased from zero (at the date of acquisition) to 37%. Based on the growth in value in a relatively short time period, we concluded that there was no significant risk of impairment for this reporting unit.

In future filings, all other facts being equal, we will add clarity to our disclosure by removing the word “majority” from our disclosure. To the extent any reporting unit is subsequently determined to be “at risk” of impairment, the Company will expand its existing goodwill disclosure for the items you noted above, specifically, (1) the percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test, (2) the degree of uncertainty associated with key fair value assumptions and (3) the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Note 13 – Commitments and Contingencies, page 58

6.	You disclose that compliance with current governmental regulations at all levels will not have a material adverse effect on your financial condition. Please expand your assessment to address the effect that compliance will have on your results of operations and cash flows.

Response:

The Company acknowledges the Staff’s comment and notes that this assessment will be included in future filings. Further, as of December 31, 2014, we did not believe that compliance with current regulations would have had a material adverse effect on our financial condition, results of operations or cash flows. We have reached the same conclusion as of September 30, 2015. Accordingly, in the Form 10-Q, the Company specifically disclosed that compliance with current governmental regulations at all levels will not have a material impact on our financial condition, results of operations or cash flows.

Securities and Exchange Commission

November 3, 2015

Note 14 – Income Taxes, page 60

7.	We note your disclosure on page 61 in which it appears that there was a net decrease of approximately $5.7 million in the valuation allowance on your deferred tax assets. However, your effective tax rate reconciliation indicates that the change in the valuation allowance impacted the reconciliation by increasing your effective tax rate by approximately $6.9 million. Please provide us with an understanding of this apparent difference.

Response:

As the staff noted, the changes in valuation allowances reflected in our effective tax rate reconciliation was $6.9 million. While this increased our valuation allowance by $6.9 million, there were two items that did not have an impact on the effective tax rate and more than offset this increase resulting in the $5.7 million decrease in the valuation allowance during 2014. Specifically, foreign exchange rate changes reduced foreign valuation allowances by $5.7 million. Additionally, the write-off of deferred tax assets and the related valuation allowances reduced the valuation allowances by $6.9 million. Because these deferred tax assets were fully reserved, there was no impact to income tax expense.

*            *             *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-930-3574.

Very truly yours,

/s/ Bradley C. Richardson

Bradley C. Richardson
Executive Vice President and Chief Financial Officer